SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Public company)

CNPJ No. 00.001.180/0001-26

NOTICE OF MEETING

Extraordinary General Meeting

We hereby invite the Shareholders of Centrais Elétricas Brasileiras S.A. – Eletrobras (the “Company”) to convene at an Extraordinary General Meeting (“Meeting” and “EGM”), to be held exclusively in digital form, in accordance with Law No. 6.404, dated December 15, 1976, as amended (“LSA”), CVM Resolution No. 81, dated March 29, 2022, as amended (“CVM Resolution 81”), CVM Resolution No. 204, dated June 4, 2024 (“CVM Resolution 204”), and the Company’s Bylaws, to be held on February 26, 2025, at 2:00 PM, via the digital platform Zoom (“Digital Platform”), to deliberate on the Agenda listed below.

Agenda:

1.       Approve the detailed description of the Company's corporate purpose to mention the retail form of electricity trading, as an example of a corporate act resulting from the activities of electricity generation and transmission, with the consequent amendment to item I of Article 3 of the Company's Bylaws ("Bylaws").

2.       To approve the following amendments to the Company's Bylaws: (a) (a.i) inclusion of the new paragraph 1 and amendment of paragraph 2 of article 22, as well as the renumbering of paragraph 1 to 'paragraph 2' and paragraph 2 to 'paragraph 6'; and (a.2) inclusion of items IV and V to paragraph 1, and paragraphs 1, 3, 4, 5 and 12 to article 22; (b) removal of article 29; (c) inclusion of paragraph 4 to article 43; and (d) amendment to article 53, as well as other renumbering of articles, items, and paragraphs as applicable, according to the Management Proposal.

3.       Approve the following amendments to the Bylaws: (a) amendment to item II and the heading of article 26; (b) amendment to the heading and paragraphs 2, 3 and 4 of article 28; (c) amendment to paragraphs 1 and 2 of article 30, as well as renumbering to 'article 29'; (d) (d.1) inclusion of item XXIII to article 31, as well as renumbering to 'article 30'; (d.2) amendment to items XIV, XVI, XIX, XXVI, XXVII, XXVIII, XXXI, XXXIV of article 31, amendment to items II and III of paragraph 4 of article 31; (e) amendment to paragraph 1, its items I and II, and inclusion of item III, and amendment to paragraph 2, all of article 32; (f) (f.1) Amendment to the heading of article 33, as well as renumbering to 'article 32'; (f.2) amendment to the heading of article 34 and inclusion of item I, replacement and amendment of the sole paragraph of article 34 by item II of article 34, as well as renumbering to 'article 33' and (f.3) amendment to the heading of article 35, as well as renumbering to 'article 34'; and (f.4) inclusion of 'article 35'; (g) (g.1) amendment to sub-item (e) of item I and amendment to items VI, XXI, and XXIV of article 39; and (g.2) inclusion of items XXVII and XXVIII to article 39; (h) amendment to item VI of article 40; (i) deletion of item XI of article 45; (j) amendment to the title of CHAPTER X; and (k) amendment to the title of CHAPTER XI, as well as other renumbering of articles, items, and paragraphs as applicable, according to the Management Proposal.

4.       If any of the resolutions set out in items 1 to 3 above are approved, to approve: (i) the consolidation of the Company's Bylaws, considering all amendments approved by the shareholders at the Meeting, including adjustments to renumbering, use of defined terms, and cross-references applicable to the provisions of the Bylaws, due to the inclusion or exclusion of provisions, as provided in items 1 to 3 and as approved by the National Electric Energy Agency – Aneel ("Aneel"), pursuant to Annex I of Aneel Normative Resolution No. 948, of November 16, 2021; and (ii) if necessary, that the board of directors take administrative measures to reflect in the consolidated version of the Bylaws what was approved by the shareholders at the meeting and by Aneel, including the renumbering and cross-reference adjustments applicable to other provisions of the Bylaws, including for the purpose of filing, publication and compliance with other applicable legal and regulatory provisions.

Digital Meeting and Distance Voting Ballot

The Company's decision to hold the EGM exclusively digitally, under the terms of the LSA, CVM Resolution 81, CVM Resolution 204, and the Company's Bylaws, aims to facilitate the participation of Shareholders and others involved in the EGM. Additionally, Shareholders will be granted participation in the Meeting through a distance voting ballot ("BVD"), under the terms of CVM Resolution 81 and CVM Resolution 204, who may send their BVDs through their respective bookkeeping agent, custodian, central depository or the directly by Company, as stated in the BVD to be made available by the Company.

Thus, shareholder participation may be:

(i)	via BVD, with detailed instructions regarding the documentation required for remote voting included in the BVD, which can be accessed on the websites listed below; and
(ii)	via Digital Platform, personally or by a duly constituted proxy, under the terms of article 126, paragraph 1, from LSA, in which case the shareholder may: (a) simply participate in the EGM, whether or not they have sent the BVD; or (b) participate and vote in the EGM, noting that if the shareholder has already sent the BVD and wishes to vote at the Meeting via Digital Platform, all voting instructions received via BVD will be disregarded, in accordance with article 28, paragraph 2, I and II, of CVM Resolution 81.

Guidelines on the conduct rules to be adopted at the EGM will be available on the Digital Platform.

Distance Voting Ballot (BVD)

Shareholders may participate in the EGM via BVD. Instructions regarding the documentation required for remote voting are included in the BVD, available on the websites: https://ri.eletrobras.com/, https://sistemas.cvm.gov.br/ and https://www.b3.com.br/pt_br/.

The BVD will be considered invalid and will not be processed by the Company if it is not accompanied by the necessary documentation to prove the Shareholder or representation status and/or if it is delivered after the deadline of 4 (four) days before the EGM.

Until the submission deadline, the BVD may be corrected and resubmitted by the Shareholder to the Company, following the procedures and other deadlines provided in CVM Resolution 81, noting that no BVD will be accepted after the deadline. If there are items not filled out after the 4 (four) days preceding the EGM, the Company will consider them as an instruction equivalent to abstaining from voting.

A Shareholder who has already sent the BVD may also register and accredit themselves to participate in the EGM via the Digital Platform, provided they do so in the manner and within the deadline established in item “Access to the Meeting” below. In this case, the Shareholder may:

▪	simply participate in the EGM, in which case the voting instructions received via BVD will be counted by the EGM presiding board; or
▪	participate and vote in the EGM, in which case the corresponding voting instructions received via BVD will be disregarded by the EGM presiding board.

Access to the Meeting

Shareholders who wish to participate or vote in the EGM, via Digital Platform, must register on the website https://qicentral.com.br/m/age-eletrobras-2025-01 and attach all necessary documents for qualification until 11:59 PM on February 24, 2025.

Required Documents

The following documents will be required from Shareholders for qualification and participation and/or voting in the EGM via Digital Platform:

(i)	if an individual, (a) a copy of a legally recognized identification document with a recent photo and national validity, as well as within the validity period (if applicable); or (b) in the case of being represented by an attorney-in-fact, a copy of the power of attorney signed less than 1 (one) year ago, along with the official identity document with a photo of the attorney-in-fact, provided that the attorney-in-fact must be another Shareholder, a Company administrator, or a lawyer regularly registered with the Brazilian Bar Association (OAB);
(ii)	if an incorporated entity, (a) updated constitutive acts of the Shareholder and the act that grants the representative(s) sufficient powers to represent within the scope of the EGM, duly registered with the competent bodies, along with the official photo ID of the said representative(s); and (b) if applicable, a power of attorney duly granted in accordance with the law and/or the Shareholder's constitutive acts, along with the official photo ID of the attorney;
(iii)	if an investment fund, (a) a copy of the current and consolidated regulations of the fund, the bylaws or articles of association of the administrator or manager, as the case may be, in accordance with the fund's voting policy; (b) corporate documents proving the powers of representation (minutes of the election of directors, term(s) of office and/or power of attorney); (c) identification document of the legal representative(s) with a recent photo and national validity; (d) if applicable, a copy of the power of attorney granted under its constitutive acts and in accordance with the rules of Law No. 10406, of January 10, 2002 ("Civil Code"), along with the official photo ID of the attorney.

It is not necessary to send physical copies of the Shareholders' representation documents to the Company's office, nor the notarization of the grantor's signature on the power of attorney for Shareholder representation, notarization, consularization, apostille, and sworn translation of all foreign Shareholder representation documents Only a simple copy of the original documents is required, to be sent via the website https://qicentral.com.br/m/age-eletrobras-2025-01.

Powers of Attorney granted by Shareholders electronically will only be accepted if they contain digital certification within the standards of the Brazilian Public Key Infrastructure (ICP-Brasil) system or by another means of proving the authorship and integrity of the document in electronic form.

Registration and Accreditation

Shareholder

A Shareholder who wishes to participate in the EGM via Digital Platform must complete all registration data on the website https://qicentral.com.br/m/age-eletrobras-2025-01 and attach all supporting documents for qualification by 11:59

PM on February 24, 2025.

To access the system, the Shareholder who:

▪	is already registered on the platform must access the link and use the same access credentials, entering their email and password; and
▪	is not yet registered on the platform must access the link and click on "Sign up now" and then provide their email address. After that, the system will send a verification code to the provided email for the Shareholder to complete their registration.

Attorney

The attorney must register with their data on the website https://qicentral.com.br/m/age-eletrobras-2025-01 and, through this platform, indicate each Shareholder they will represent and attach the respective documents proving the Shareholder status and representation, following the guidelines of the Management Proposal.

After personal registration, the attorney is automatically directed to the registration of their represented Shareholders, but if they leave this page and want to return to add more represented Shareholders, the attorney will need to access the website  https://qicentral.com.br/m/age-eletrobras-2025-01 and log in with the password created at the time of registration to continue registering them. The attorney will receive individual confirmation about the qualification status of each shareholder registered in their account and will provide, if necessary, the completion of documents.

If representing more than one Shareholder, the attorney:

▪	can only vote at the EGM for Shareholders whose qualification has been confirmed by the Company; and
▪	must pay attention to paragraph 2 of Article 8 of the Bylaws, which establishes that Shareholders represented by the same attorney, administrator, or representative in any capacity will be considered as belonging to the same group of shareholders for the purposes of the voting limitation established in Articles 6 and 7 of the Bylaws, except for holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depositary bank, provided they do not fall under any of the other hypotheses provided in the caput or paragraph 1 of Article 8 of the Bylaws.

The Company will verify the documents and, if there are no pending issues, the shareholder or their attorney, as the case may be, will be accredited ("Accredited Shareholder") and will receive, via Digital Platform, confirmation of their accreditation to participate in the EGM.

In case of insufficient documentation, the Shareholder must complete it on the same website https://qicentral.com.br/m/age-eletrobras-2025-01, by 11:59 PM on February 24, 2025. No additional time will be provided for the correction of insufficient documentation

If a certain Accredited Shareholder does not receive confirmation for virtual access to the EGM at least 8 (eight) hours before the start time of the EGM, they should contact   the  Company's   Investor  Relations   area  via  email  assembleiavirtual@eletrobras.com at least 4 (four) hours before the start time of the EGM.

Access to the EGM via Digital Platform will be restricted to Accredited Shareholders (Shareholders or their proxies, as the case may be). The Company cautions that Shareholders who do not submit the request and the necessary participation documents within the stipulated period will not be eligible to participate in the EGM.

Accredited Shareholders (Shareholders or their attorneys-in-fact, as the case may be) commit to:

▪	use the individual registration solely and exclusively for remote monitoring of the EGM;
▪	not transfer or disclose, in whole or in part, the individual registration to any third party, whether a shareholder or not, as the registration is nontransferable; and
▪	not record or reproduce, in whole or in part, nor transfer to any third party, whether a shareholder or not, the content or any information transmitted virtually during the EGM.

Declaration of Belonging to a Group of Shareholders

Due to the limitation on the exercise of voting rights provided for in articles 6 and 7 of the Company's Bylaws, the Company requests, for the purpose of timely examination of the matter, that Shareholders included in the legal situations contemplated in article 8 of the Bylaws inform, up to 2 (two) days before the date designated for the EGM, that is, until 11:59 PM on February 24, 2025, who are the members of any group of shareholders.

In the case of investment funds with a common administrator or manager, only those whose investment and voting policies in shareholders' meetings, according to their respective regulations, are the responsibility of the administrator or manager will be considered as members of a group of shareholders.

The information must be provided by sending the Declaration of Belonging to a Group of Shareholders, exclusively to the website https://qicentral.com.br/m/age-eletrobras-2025-01, mentioning whether:

▪	they are part of a voting agreement and if there are other members of the agreement and their respective shares;
▪	they are part of an economic group of companies or a group of entities with common administration or management or under the same command; and
▪	they are represented by the same attorney-in-fact, administrator, or representative in any capacity.

The template of the Declaration of Belonging to a Group of Shareholders is available on the website Assembleias - Eletrobras | RI.

Shareholders who do not fall under the legal situations contemplated in article 8 of the Bylaws will not need to send the said declaration, and the Company will consider that such Shareholders affirm that they do not belong to any 'Group of Shareholders' and that they are responsible for such affirmation, given the informational duty provided in the Company's Bylaws, without prejudice to the prerogative referenced in the paragraph below.

According to the provision of article 8, paragraph 5, of the Company's Bylaws, the chairman and secretary of the Assembly may, if they deem it necessary, request Shareholders to provide documents and information to verify the possible belonging of a shareholder to a 'Group of Shareholders' that may hold ten percent (10%) or more of the Company's voting capital.

Information and Documentation

The Management Proposal, with detailed information on the rules and procedures for participation and/or remote voting at the EGM, including additional guidelines for sending the BVD, as well as all pertinent documentation on the matters to be deliberated at the Assembly, in accordance with the LSA and current regulations, are available on the Company's websites (https://ri.eletrobras.com/), CVM (https://sistemas.cvm.gov.br/) and B3 (https://www.b3.com.br/pt_br/).

Rio de Janeiro, January 24, 2025.

VICENTE FALCONI CAMPOS

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.